SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No.     )*

    ANTHERA PHARMACEUTICALS, INC.

(Name of Issuer)

    COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

    03674U 102

(CUSIP number)

    Scott B. Bernstein

Caxton Associates LP

Princeton Plaza

731 Alexander Road

Princeton, New Jersey 08540

(609) 419-1800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    March 4, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

(Continued on the following pages)

(Page 1 of 24 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 03674U 102	13D	Page 2 of 24 pages

1.	NAMES OF REPORTING PERSONS Caxton Advantage Life Sciences Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER —0—
	8.	SHARED VOTING POWER 1,207,445 (1)
	9.	SOLE DISPOSITIVE POWER —0—
	10.	SHARED DISPOSITIVE POWER 1,207,445 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,207,445 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.6%*
14.	TYPE OF REPORTING PERSON PN

(1)	Includes 1,173,896 shares of Common Stock and 33,549 shares of Common Stock subject to currently exercisable warrants and stock options.
*	All percentage calculations set forth herein assume that there are 21,618,334 shares of Common Stock outstanding, based on information provided by Anthera Pharmaceuticals, Inc.

CUSIP No. 03674U 102	13D	Page 3 of 24 pages

1.	NAMES OF REPORTING PERSONS Caxton Advantage Venture Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER —0—
	8.	SHARED VOTING POWER 1,207,445 (2)
	9.	SOLE DISPOSITIVE POWER —0—
	10.	SHARED DISPOSITIVE POWER 1,207,445 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,207,445 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.6%*
14.	TYPE OF REPORTING PERSON PN

(2)	Includes 1,173,896 shares of Common Stock and 33,549 shares of Common Stock subject to currently exercisable warrants and stock options.

CUSIP No. 03674U 102	13D	Page 4 of 24 pages

1.	NAMES OF REPORTING PERSONS Advantage Life Sciences Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER —0—
	8.	SHARED VOTING POWER 1,207,445 (3)
	9.	SOLE DISPOSITIVE POWER —0—
	10.	SHARED DISPOSITIVE POWER 1,207,445 (3)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,207,445 (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.6%*
14.	TYPE OF REPORTING PERSON OO

(3)	Includes 1,173,896 shares of Common Stock and 33,549 shares of Common Stock subject to currently exercisable warrants and stock options.

CUSIP No. 03674U 102	13D	Page 5 of 24 pages

1.	NAMES OF REPORTING PERSONS CHHA LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER —0—
	8.	SHARED VOTING POWER 1,207,445 (4)
	9.	SOLE DISPOSITIVE POWER —0—
	10.	SHARED DISPOSITIVE POWER 1,207,445 (4)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,207,445 (4)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.6%*
14.	TYPE OF REPORTING PERSON OO

(4)	Includes 1,173,896 shares of Common Stock and 33,549 shares of Common Stock subject to currently exercisable warrants and stock options.

CUSIP No. 03674U 102	13D	Page 6 of 24 pages

1.	NAMES OF REPORTING PERSONS Caxton Health Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER —0—
	8.	SHARED VOTING POWER 1,207,445 (5)
	9.	SOLE DISPOSITIVE POWER —0—
	10.	SHARED DISPOSITIVE POWER 1,207,445 (5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,207,445 (5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.6%*
14.	TYPE OF REPORTING PERSON OO

(5)	Includes 1,173,896 shares of Common Stock and 33,549 shares of Common Stock subject to currently exercisable warrants and stock options.

CUSIP No. 03674U 102	13D	Page 7 of 24 pages

1.	NAMES OF REPORTING PERSONS Caxton Associates LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER —0—
	8.	SHARED VOTING POWER 1,207,445 (6)
	9.	SOLE DISPOSITIVE POWER —0—
	10.	SHARED DISPOSITIVE POWER 1,207,445 (6)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,207,445 (6)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.6%*
14.	TYPE OF REPORTING PERSON IA

(6)	Includes 1,173,896 shares of Common Stock and 33,549 shares of Common Stock subject to currently exercisable warrants and stock options.

CUSIP No. 03674U 102	13D	Page 8 of 24 pages

1.	NAMES OF REPORTING PERSONS Eric Roberts
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER —0—
	8.	SHARED VOTING POWER 1,207,445 (7)
	9.	SOLE DISPOSITIVE POWER —0—
	10.	SHARED DISPOSITIVE POWER 1,207,445 (7)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,207,445 (7)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.6%*
14.	TYPE OF REPORTING PERSON IN

(7)	Includes 1,173,896 shares of Common Stock and 33,549 shares of Common Stock subject to currently exercisable warrants and stock options.

CUSIP No. 03674U 102	13D	Page 9 of 24 pages

1.	NAMES OF REPORTING PERSONS Rachel Leheny
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,042
	8.	SHARED VOTING POWER 1,207,445 (8)
	9.	SOLE DISPOSITIVE POWER 3,042
	10.	SHARED DISPOSITIVE POWER 1,207,445 (8)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,210,487 (9)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.6%*
14.	TYPE OF REPORTING PERSON IN

(8)	Includes 1,173,896 shares of Common Stock and 33,549 shares of Common Stock subject to currently exercisable warrants and stock options.
(9)	Includes 1,173,896 shares of Common Stock and 36,591 shares of Common Stock subject to currently exercisable warrants and stock options.

CUSIP No. 03674U 102	13D	Page 10 of 24 pages

1.	NAMES OF REPORTING PERSONS Bruce Kovner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER —0—
	8.	SHARED VOTING POWER 1,207,445 (10)
	9.	SOLE DISPOSITIVE POWER —0—
	10.	SHARED DISPOSITIVE POWER 1,207,445 (10)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,207,445 (10)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.6%*
14.	TYPE OF REPORTING PERSON IN

(10)	Includes 1,173,896 shares of Common Stock and 33,549 shares of Common Stock subject to currently exercisable warrants and stock options.

CUSIP No. 03674U 102	13D	Page 11 of 24 pages

ITEM 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Anthera Pharmaceuticals, Inc., a corporation organized under the laws of the state of Delaware (the “Issuer”), with its principal executive offices located at 25801 Industrial Boulevard, Suite B, Hayward, California 94545. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	Identity and Background.

(a) This Schedule 13D is being filed by Caxton Advantage Life Sciences Fund, L.P., a Delaware limited partnership (“Caxton”), Caxton Advantage Venture Partners, L.P., a Delaware limited partnership (“Caxton Advantage Venture”), Advantage Life Sciences Partners, LLC, a Delaware limited liability company (“Advantage Partners”), CHHA LLC, a Delaware limited liability company (“CHHA”), Caxton Health Holdings, LLC, a Delaware limited liability company (“Caxton Health”), Caxton Associates LP, a Delaware limited partnership (“Caxton Associates”), Eric Roberts, Rachel Leheny and Bruce Kovner.

Each of the foregoing persons or entities are referred to herein as a “Reporting Person” or collectively as “Reporting Persons.”

Caxton is a private investment fund engaged in the business of acquiring, holding and disposing of investments in various companies. Caxton Advantage Venture is the general partner of Caxton. Advantage Partners is the general partner of Caxton Advantage Venture. CHHA is the administrative general partner of Caxton Advantage Venture. Caxton Health is the manager of CHHA. Caxton Associates has an ownership interest in each of CHHA and Caxton Health. Each of Mr. Roberts and Ms. Leheny is a Principal of Advantage Partners. Mr. Kovner is the Chairman of Caxton Associates and the sole shareholder of Caxton Corporation, a Delaware corporation and the general partner of Caxton Associates.

Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by such Reporting Person.

(b) The business address of each of the foregoing Reporting Persons (other than Caxton Associates) is 500 Park Avenue, New York, New York 10022. The business address of Caxton Associates is Princeton Plaza, Building 2, 731 Alexander Road, Princeton, New Jersey 08540.

(c) Each of Mr. Roberts and Ms. Leheny is a Principal of Advantage Partners. Mr. Kovner is the Chairman of Caxton Associates and the sole shareholder of Caxton Corporation, a Delaware corporation and the general partner of Caxton Associates.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Mr. Roberts, Ms. Leheny and Mr. Kovner is a citizen of the United States.

CUSIP No. 03674U 102	13D	Page 12 of 24 pages

ITEM 3.	Source and Amount of Funds or Other Consideration.

Caxton purchased 165,625 shares of Common Stock on March 4, 2010 in the Issuer’s initial public offering for total consideration of $1,159,375, funded by available cash of Caxton. In addition, on March 4, 2010, the Issuer issued to Caxton a total of 1,008,271 shares of Common Stock upon the conversion of certain convertible securities held by Caxton, which convertible securities had previously been purchased by Caxton for an aggregate consideration of approximately $6,062,576. Caxton is a private equity fund that calls capital from its limited partners in order to make investments.

ITEM 4.	Purpose of Transaction.

Board of Directors

Ms. Leheny is a member of the Issuer’s Board of Directors.

Equity Ownership

In July and September 2009, Caxton purchased convertible promissory notes in an aggregate principal amount of $854,190 (the “2009 Notes”) and warrants (the “2009 Warrants”) to purchase shares of the Issuer’s equity securities. On September 25, 2009, Caxton entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) and an Escrow Agreement (the “Escrow Agreement”) with the Issuer and certain existing holders of the Issuer’s then outstanding shares of preferred stock pursuant to which Caxton agreed to purchase a number of shares of Common Stock (“Escrow Shares”) equal to $1,708,383 divided by the price per share at which shares of the Common Stock were sold to the public in an initial public offering (“IPO”), minus any per-share underwriting discounts, commissions or fees. Under the terms of the Stock Purchase Agreement and Escrow Agreement, the closing of the purchase and sale of the Escrow Shares was to occur simultaneously with the Issuer’s IPO. On December 11, 2009, Caxton entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with the Issuer pursuant to which $290,425 of the $1,708,383 that Caxton had previously placed in the escrow account was released to the Issuer in exchange for convertible promissory notes in an aggregate principal amount of $290,425 (the “Escrow Notes”).

The Issuer’s IPO was completed on March 4, 2010. In connection with the Issuer’s IPO:

•	All shares of preferred stock previously held by Caxton automatically converted into 481,033 shares of Common Stock;

•	Warrants to purchase the Issuer’s equity securities issued to Caxton in August 2008 were converted into 97,237 shares of Common Stock;

•	The 2009 Notes automatically converted into 169,605 shares of Common Stock;

•	The Escrow Notes automatically converted into 44,901 shares of Common Stock;

•	The Company issued 215,495 shares of Common Stock, constituting Escrow Shares, to Caxton upon the release of the remaining $1,417,958 from the escrow account; and

•	Caxton purchased an additional 165,625 shares of Common Stock in such public offering.

The 2009 Warrants remain outstanding and were not converted in connection with the Issuer’s IPO.

Registration Rights

Caxton has certain rights under the terms of a Second Amended and Restated Investor Rights Agreement (the “Investor Rights Agreement”) to require the Issuer to file registration statements under the Securities Act of 1933, as amended, subject to limitations and restrictions, or request that their shares be covered by a registration statement that the Issuer is otherwise filing, subject to specified exceptions. The registration rights granted under the Investor Rights Agreement will terminate on the seventh anniversary of the completion of the Issuer’s IPO.

CUSIP No. 03674U 102	13D	Page 13 of 24 pages

Demand Registration Rights. At any time after the earlier of (i) 180 days following the effective date of the Issuer’s registration statement in connection with the IPO or (ii) July 17, 2012, subject to certain exceptions, the holders of (a) a majority of the registrable securities issued upon the conversion of the Issuer’s Series A-1 convertible preferred stock or (b) two-thirds of the then-outstanding registrable securities issued upon the conversion of the Issuer’s Series A-2 convertible preferred stock, Series B-1 convertible preferred stock and Series B-2 convertible preferred stock have the right to demand that the Issuer file a registration statement covering the offering and sale of at least a majority of the registrable securities then outstanding (or a lesser percent if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed $5.0 million).

The Issuer has the ability to delay the filing of such registration statement under specified conditions, such as during the period starting with the date of filing of and ending on the date 180 days following the effective date of the Issuer’s IPO or if the Issuer’s board of directors deems it advisable to delay such filing or if the Issuer is in possession of material nonpublic information that would be in the Issuer’s best interests not to disclose. Postponements at the discretion of the Issuer’s board of directors cannot exceed 120 days during any twelve-month period. The Issuer is not obligated to file a registration statement on more than one occasion upon the request of the holders of a majority of the registrable securities issued upon the conversion of the Issuer’s Series A-1 convertible preferred stock, and the Issuer is not obligated to file a registration statement on more than two occasions upon the request of the holders of two-thirds of the then-outstanding registrable securities issued upon the conversion of the Issuer’s Series A-2 convertible preferred stock, Series B-1 convertible preferred stock and Series B-2 convertible preferred stock.

Form S-3 Registration Rights. If the Issuer is eligible to file a registration statement on Form S-3, the holders of the registrable securities described above have the right, on one or more occasions, to request registration on Form S-3 of the sale of the registrable securities held by such holder provided such securities are anticipated to have an aggregate sale price (net of underwriting discounts and commissions, if any) in excess of $1.0 million. The Issuer has the ability to delay the filing of such registration statement under specified conditions, such as for a period of time prior to the Issuer’s intention to make a public offering, if the Issuer’s board of directors deems it advisable to delay such filing or if the Issuer is in possession of material nonpublic information that would be in the Issuer’s best interests not to disclose. Such postponements cannot exceed 120 days during any 12-month period. The Issuer is not obligated to effect more than two registrations of registrable securities on Form S-3 in any 12-month period.

Piggyback Registration Rights. The holders of the registrable securities described above have piggyback registration rights. Under these provisions, if the Issuer registers any securities for public sale, including pursuant to any stockholder-initiated demand registration, these holders will have the right to include their shares in the registration statement, subject to customary exceptions. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, and piggyback registration rights are also subject to the priority rights of stockholders having demand registration rights in any demand registration.

Expenses of Registration. Under the Investor Rights Agreement, the Issuer is required to pay all registration expenses, other than underwriting discounts and commissions, related to any demand, Form S-3 or piggyback registration, including reasonable attorneys’ fees and disbursements of one counsel for the holders of registrable securities in an amount not to exceed an aggregate of $25,000.

Indemnification. The Investor Rights Agreement contains customary cross-indemnification provisions, under which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and each selling stockholder is obligated to indemnify the Issuer for material misstatements or omissions in the registration statement due to information provided by such stockholder provided that such information was not changed or altered by the Issuer.

The descriptions of the 2009 Notes, 2009 Warrants, Stock Purchase Agreement, Escrow Agreement, Escrow Shares, Note Purchase Agreement, Escrow Notes and the Investor Rights Agreement contained elsewhere in this Statement are incorporated herein by reference, and are qualified in their entirety by the full text of the 2009 Notes, 2009 Warrants, Stock Purchase Agreement, Escrow Agreement, Escrow Shares, Note Purchase Agreement, Escrow Notes and the Investor Rights Agreement which are included as Exhibits 2, 3, 4, 5, 6, 7, 8 and 9, respectively, to this Statement.

CUSIP No. 03674U 102	13D	Page 14 of 24 pages

Additional Disclosure

The shares of Common Stock reported herein were acquired solely for investment purposes. None of the Reporting Persons have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The Reporting Persons may engage in discussions from time to time with other stockholders of the Issuer regarding the acquisition by the Reporting Persons of others of shares of the Issuer’s Common Stock held by such stockholders.

The Reporting Persons may seek information from management and the Issuer’s Board of Directors, and may engage in further discussions with management, the Issuer’s Board of Directors, other stockholders of the Issuer and other relevant parties, concerning the business, operations, governance, management, strategy, capitalization and/or future plans of the Issuer, or in proposing one or more of the other actions described in subparagraphs (a) through (j) of this Item 4. In addition, the Reporting Persons may exercise their rights under the Investor Rights Agreement.

Other than as described above and as set forth in the 2009 Notes, 2009 Warrants, Stock Purchase Agreement, Escrow Agreement, Escrow Shares, Note Purchase Agreement, Escrow Notes and the Investor Rights Agreement, the Reporting Persons do not have any plans or proposals which would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present Issuer’s board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

ITEM 5.	Interest in Securities of the Issuer.

(a)-(b) Caxton may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (“Rule 13d-3”), to have shared power to direct the voting and disposition of 1,207,445 shares of Common Stock, representing approximately 5.6% of the 21,618,334 shares of Common Stock outstanding, based on information provided by the Issuer.

Caxton Advantage Venture, as the general partner of Caxton, Advantage Partners, as the general partner of Caxton Advantage Venture, CHHA, as the administrative general partner of Caxton Advantage Venture, and Caxton Health, as the manager of CHHA, may be deemed to have shared power to direct the voting and disposition of the 1,207,445 shares of Common Stock beneficially owned by Caxton or issuable upon the exercise of certain stock options issued to Ms. Leheny, over which Caxton Advantage Venture has shared voting and investment power, representing approximately 5.6% of the 21,618,334 shares of Common Stock outstanding, based on information provided by the Issuer.

Each of Mr. Roberts and Ms. Leheny, as Principals of Advantage Partners, may be deemed to have shared power to direct the voting and disposition of the 1,207,445 shares of Common Stock beneficially owned by Advantage Partners, representing approximately 5.6% of the 21,618,334 shares of Common Stock outstanding, based on information provided by the Issuer. In addition, Ms. Leheny may be deemed to have sole power to direct the voting and disposition of the 3,042 shares of Common Stock issuable upon the exercise of certain stock options issued to Ms. Leheny, representing approximately an additional 0.01% of the 21,618,334 shares of Common Stock outstanding, based on information provided by the Issuer.

CUSIP No. 03674U 102	13D	Page 15 of 24 pages

Caxton Associates, in respect of its ownership interests in each of CHHA and Caxton Health, and Mr. Kovner, as Chairman of Caxton Associates and the sole shareholder of Caxton Corporation, the general partner of Caxton Associates, may be deemed to have shared power to direct the voting and disposition of the 1,207,445 shares of Common Stock beneficially owned by Caxton or issuable upon the exercise of certain stock options issued to Ms. Leheny, over which Caxton Advantage Venture has shared voting and investment power, representing approximately 5.6% of the 21,618,334 shares of Common Stock outstanding, based on information provided by the Issuer.

(c) Except as described in this Schedule 13D, none of the Reporting Persons has effected any transaction in the securities of the Issuer in the last 60 days.

(d) No persons other than the Reporting Persons and their investment clients have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered hereby.

(e) Not Applicable.

CUSIP No. 03674U 102	13D	Page 16 of 24 pages

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

ITEM 7.	Materials to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:	Note and Warrant Purchase Agreement by and among the Issuer and the persons and entities party thereto, dated July 17, 2009 (Incorporated by reference to Exhibit No. 10.13 to Form S-1 filed by the Issuer on September 15, 2009).

Exhibit 3:	Form of Senior Secured Promissory note sold pursuant to Note and Warrant Purchase Agreement, dated July 17, 2009 (Incorporated by reference to Exhibit No. 10.14 to Form S-1 filed by the Issuer on September 15, 2009).

Exhibit 4:	Form of Stock Purchase Warrant sold pursuant to Note and Warrant Purchase Agreement, dated July 17, 2009 (Incorporated by reference to Exhibit No. 10.15 to Form S-1 filed by the Issuer on September 15, 2009).

Exhibit 5	Stock Purchase Agreement by and among the Issuer and the other persons and entities party thereto, dated September 25, 2009 (Incorporated by reference to Exhibit No. 10.16 to Amendment No. 1 to Form S-1 filed by the Issuer on October 19, 2009).

Exhibit 6	Escrow Agreement by and among the Issuer, Fremont Bank and the other persons and entities party thereto, dated September 25, 2009 (Incorporated by reference to Exhibit No. 10.17 to Amendment No. 1 to Form S-1 filed by the Issuer on October 19, 2009).

Exhibit 7	Note Purchase Agreement by and among the Company and the other persons and entities party thereto, dated as of December 11, 2009 (Incorporated by reference to Exhibit No. 10.21 to Amendment No. 3 to Form S-1 filed by the Issuer on January 29, 2010).

Exhibit 8	Form of Senior Secured Promissory Note sold pursuant to that certain Note Purchase Agreement, dated as of December 11, 2009 (Incorporated by reference to Exhibit No. 10.22 to Amendment No. 3 to Form S-1 filed by the Issuer on January 29, 2010).

Exhibit 9	Second Amended and Restated Investor Rights Agreement by and among the Issuer and the other persons and entities party thereto, dated July 17, 2009 (Incorporated by reference to Exhibit No. 4.2 to Amendment No. 3 to Form S-1 filed by the Issuer on January 29, 2010).

Exhibit 10	Power of Attorney dated March 11, 2010.

CUSIP No. 03674U 102	13D	Page 17 of 24 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 12th day of March, 2010.

CAXTON ADVANTAGE LIFE SCIENCES FUND, L.P.

By:	/S/ ERIC W. ROBERTS
Name:	Eric W. Roberts
Title:	Member, Advantage Life Sciences Partners, LLC, Managing General Partner, Caxton Advantage Venture Partners, L.P., General Partner, Caxton Advantage Life Sciences Fund, L.P.

CAXTON ADVANTAGE VENTURE PARTNERS, L.P.

By:	/S/ ERIC W. ROBERTS
Name:	Eric W. Roberts
Title:	Member, Advantage Life Sciences Partners, LLC, Managing General Partner, Caxton Advantage Venture Partners, L.P.

ADVANTAGE LIFE SCIENCES PARTNERS, LLC

By:	/S/ ERIC W. ROBERTS
Name:	Eric W. Roberts
Title:	Member

CHHA LLC

By:	/S/ SCOTT B. BERNSTEIN
Name:	Scott B. Bernstein
Title:	Secretary

CAXTON HEALTH HOLDINGS LLC

By:	/S/ SCOTT B. BERNSTEIN
Name:	Scott B. Bernstein
Title:	Secretary

CUSIP No. 03674U 102	13D	Page 18 of 24 pages

CAXTON ASSOCIATES LP

By:	/S/ SCOTT B. BERNSTEIN
Name:	Scott B. Bernstein
Title:	Secretary

/S/ ERIC ROBERTS
Eric Roberts, an individual

/S/ RACHEL LEHENY
Rachel Leheny, an individual

/S/ SCOTT B. BERNSTEIN
Bruce Kovner, an individual, signed by Scott B. Bernstein as Attorney in Fact

CUSIP No. 03674U 102	13D	Page 19 of 24 pages

EXHIBIT INDEX

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:	Note and Warrant Purchase Agreement by and among the Issuer and the persons and entities party thereto, dated July 17, 2009 (Incorporated by reference to Exhibit No. 10.13 to Form S-1 filed by the Issuer on September 15, 2009).

Exhibit 3:	Form of Senior Secured Promissory note sold pursuant to Note and Warrant Purchase Agreement, dated July 17, 2009 (Incorporated by reference to Exhibit No. 10.14 to Form S-1 filed by the Issuer on September 15, 2009).

Exhibit 4:	Form of Stock Purchase Warrant sold pursuant to Note and Warrant Purchase Agreement, dated July 17, 2009 (Incorporated by reference to Exhibit No. 10.15 to Form S-1 filed by the Issuer on September 15, 2009).

Exhibit 5	Stock Purchase Agreement by and among the Issuer and the other persons and entities party thereto, dated September 25, 2009 (Incorporated by reference to Exhibit No. 10.16 to Amendment No. 1 to Form S-1 filed by the Issuer on October 19, 2009).

Exhibit 6	Escrow Agreement by and among the Issuer, Fremont Bank and the other persons and entities party thereto, dated September 25, 2009 (Incorporated by reference to Exhibit No. 10.17 to Amendment No. 1 to Form S-1 filed by the Issuer on October 19, 2009).

Exhibit 7	Note Purchase Agreement by and among the Company and the other persons and entities party thereto, dated as of December 11, 2009 (Incorporated by reference to Exhibit No. 10.21 to Amendment No. 3 to Form S-1 filed by the Issuer on January 29, 2010).

Exhibit 8	Form of Senior Secured Promissory Note sold pursuant to that certain Note Purchase Agreement, dated as of December 11, 2009 (Incorporated by reference to Exhibit No. 10.22 to Amendment No. 3 to Form S-1 filed by the Issuer on January 29, 2010).

Exhibit 9	Second Amended and Restated Investor Rights Agreement by and among the Issuer and the other persons and entities party thereto, dated July 17, 2009 (Incorporated by reference to Exhibit No. 4.2 to Amendment No. 3 to Form S-1 filed by the Issuer on January 29, 2010).

Exhibit 10	Power of Attorney dated March 11, 2010.

CUSIP No. 03674U 102	13D	Page 20 of 24 pages

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D to which this Agreement is an exhibit (and any further amendment filed by them) with respect to the shares of Common Stock of Anthera Pharmaceuticals, Inc. This agreement may be executed simultaneously in any number of counterparts, all of which together shall constitute one and the same instrument.

CAXTON ADVANTAGE LIFE SCIENCES FUND, L.P.

By:	/S/ ERIC W. ROBERTS
Name:	Eric W. Roberts
Title:	Member, Advantage Life Sciences Partners, LLC, Managing General Partner, Caxton Advantage Venture Partners, L.P., General Partner, Caxton Advantage Life Sciences Fund, L.P.

CAXTON ADVANTAGE VENTURE PARTNERS, L.P.

By:	/S/ ERIC W. ROBERTS
Name:	Eric W. Roberts
Title:	Member, Advantage Life Sciences Partners, LLC, Managing General Partner, Caxton Advantage Venture Partners, L.P.

ADVANTAGE LIFE SCIENCES PARTNERS, LLC

By:	/S/ ERIC W. ROBERTS
Name:	Eric W. Roberts
Title:	Member

CHHA LLC

By:	/S/ SCOTT B. BERNSTEIN
Name:	Scott B. Bernstein
Title:	Secretary

CAXTON HEALTH HOLDINGS LLC

By:	/S/ SCOTT B. BERNSTEIN
Name:	Scott B. Bernstein
Title:	Secretary

CUSIP No. 03674U 102	13D	Page 21 of 24 pages

CAXTON ASSOCIATES LP

By:	/S/ SCOTT B. BERNSTEIN
Name:	Scott B. Bernstein
Title:	Secretary

/S/ ERIC ROBERTS
Eric Roberts, an individual

/S/ RACHEL LEHENY
Rachel Leheny, an individual

/S/ SCOTT B. BERNSTEIN
Bruce Kovner, an individual , signed by Scott B. Bernstein as Attorney in Fact

CUSIP No. 03674U 102	13D	Page 22 of 24 pages

Exhibit 10

POWER OF ATTORNEY

I, Bruce Kovner, of New York City, New York, USA, hereby appoint Scott B. Bernstein of New York City, New York, USA as my true and lawful attorney-in-fact, with full power of substitution and resubstitution, for me in my name, place and stead and in his individual capacity, to execute and deliver on my behalf all applications, reports or documents filed pursuant to (i) the Securities Exchange Act of 1934, as amended, or any rule or regulation thereunder, including, without limitation, Schedules 13D, 13F and 13G, and Forms 3 and 4, and (ii) the Securities Act of 1933, as amended, or any rule or regulation thereunder, including, without limitation, Forms 144, and any amendments to said applications, reports or documents, and any and all instruments, affidavits and exhibits necessary or desirable in connection therewith, and to take all other necessary and lawful action in connection therewith.

This Power of Attorney revokes and supersedes the Power of Attorney granted by me to Scott B. Bernstein dated March 17, 1998 (the “Prior POA”). This Power of Attorney is not intended to revoke or terminate any prior powers of attorney other than the Prior POA. This Power of Attorney shall not be revoked or terminated by any subsequent power of attorney and shall remain in effect with respect to Scott B. Bernstein until specifically revoked by me. The Power of Attorney hereby granted is coupled with an interest and shall survive and shall not be affected by my subsequent disability, incompetency or death.

CAUTIONARY LEGENDS

CAUTION TO THE PRINCIPAL: Your Power of Attorney is an important document. As the “principal,” you give the person whom you choose (your “agent”) authority to spend your money and sell or dispose of your property during your lifetime without telling you. You do not lose your authority to act even though you have given your agent similar authority.

When your agent exercises this authority, he or she must act according to any instructions you have provided or, where there are no specific instructions, in your best interest. “Important Information for the agent” at the end of this document describes your agent’s responsibilities. Your agent can act on your behalf only after signing the Power of Attorney before a notary public.

You can request information from your agent at any time. If you are revoking a prior Power of Attorney by executing this Power of Attorney, you should provide written notice of the revocation to your prior agent(s) and to the financial institutions where your accounts are located.

You can revoke or terminate your Power of Attorney at any time for any reason as long as you are of sound mind. If you are no longer of sound mind, a court can remove an agent for acting improperly.

Your Agent cannot make health care decisions for you. You may execute a “Health Care Proxy” to do this.

CUSIP No. 03674U 102	13D	Page 23 of 24 pages

The law governing Powers of Attorney is contained in the New York General Obligations Law, Article 5, Title 15. This law is available at a law library, or online through the New York State Senate or Assembly websites, www.senate.state.ny.us or www.assembly.state.ny.us.

If there is anything about this document that you do not understand, you should ask a lawyer of your own choosing to explain it to you.

IMPORTANT INFORMATION FOR THE AGENT:

When you accept the authority granted under this Power of Attorney, a special legal relationship is created between you and the principal. This relationship imposes on you legal responsibilities that continue until you resign or the Power of Attorney is terminated or revoked. You must: (1) act according to any instructions from the principal, or, where there are no instructions, in the principal’s best interest; (2) avoid conflicts that would impair your ability to act in the principal’s best interest; (3) keep the principal’s property separate and distinct from any assets you own or control, unless otherwise permitted by law; (4) keep a record or all receipts, payments, and transactions conducted for the principal; and (5) disclose your identity as an agent whenever you act for the principal by writing or printing the principal’s name and signing your own name as “agent” in either of the following manner: (Principal’s Name) by (Your Signature) as Agent, or (your signature) as Agent for (Principal’s Name).

You may not use the principal’s assets to benefit yourself or give major gifts to yourself or anyone else unless the principal has specifically granted you that authority in this Power of Attorney or in a Statutory Major Gifts Rider attached to this Power of Attorney. If you have that authority, you must act according to any instructions of the principal or, where there are no such instructions, in the principal’s best interest. You may resign by giving written notice to the principal and to any co-agent, successor agent, monitor if one has been named in this document, or the principal’s guardian if one has been appointed. If there is anything about this document or your responsibilities that you do not understand, you should seek legal advice.

Liability of agent: The meaning of the authority given to you is defined in New York’s General Obligations Law, Article 5, Title 15. If it is found that you have violated the law or acted outside the authority granted to you in the Power of Attorney, you may be liable under the law for your violation.

CUSIP No. 03674U 102	13D	Page 24 of 24 pages

IN WITNESS WHEREOF, I have herewith set my hand this 11th day of March, 2010.

/s/ Bruce Kovner

STATE OF NEW YORK	)
) ss.:
COUNTY OF NEW YORK	)

On the date first written above, before me personally appeared Bruce Kovner, to me known to be the individual described in and who executed the foregoing Power of Attorney, and duly acknowledged to me that he executed the same as his free act and deed.

/s/ Cynthia Rosel Rivera
Notary Public

My commission expires:
[Seal] CYNTHIA ROSEL RIVERA Notary Public, State of New York No. 31-8643070 Qualified in New York County Commission Expires March 30, 2014

By signing below, Scott B. Bernstein hereby accepts his appointment as agent and attorney in-fact pursuant to the foregoing Power of Attorney.

AGREED AND ACCEPTED:

By:	/s/ Scott B. Bernstein

STATE OF NEW YORK	)
) ss.:
COUNTY OF NEW YORK	)

On the date first written above, before me personally appeared Scott B. Bernstein, to me known to be the individual described in and who executed the foregoing Power of Attorney, and duly acknowledged to me that he executed the same as his free act and deed.

/s/ Jeanne Silvers
Notary Public

My commission expires:
[Seal] JEANNE SILVERS Notary Public, State of New York No. 01-SI6010697 Qualified in New York County Commission Expires 7/20/10